FILE NO. 70-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1
                       APPLICATION/DECLARATION UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     WITH RESPECT TO THE PAYMENT OF DIVIDENDS, SHARE REPURCHASES AND SHARE ISSUANCES IN CONNECTION WITH RESTRUCTURING BY NORTHEAST UTILITIES AND
                              CERTAIN SUBSIDIARIES


Northeast Utilities                                  The Connecticut Light and Power Company
Western Massachusetts Electric Company               NU Enterprises, Inc.
174 Brush Hill Avenue                                Northeast Generation Company
West Springfield, MA 01090                           Northeast Generation Services Company
                                                     Select Energy, Inc.
                                                     Select Energy Portland Pipeline, Inc.
                                                     107 Selden Street
                                                     Berlin, CT 06037

Public Service Company of New Hampshire              HEC Inc.
North Atlantic Energy Corporation                    Select Energy Contracting,  Inc.
1000 Elm Street                                      24 Prime Parkway
Manchester, NH 03015                                 Natick, MA 01760

Reeds Ferry Supply Co., Inc.                         HEC Energy Consulting Canada Inc.
605 Front Street                                     242 Simcoe Street
Manchester, NH 03102                                 Niagara on the Lake
                                                     Ontario, Canada LOS1J0

                           Holyoke Water Power Company
                       Holyoke Power and Electric Company
                               One Canal Street
                              Holyoke, MA 01040

(Names of companies filing this statement and addresses of principal executive offices)


                              NORTHEAST UTILITIES
                    (Name of top registered holding company)

                                Cheryl W. Grise
              Senior Vice President, Secretary and General Counsel
                      Northeast Utilities Service Company
                               107 Selden Street
                                Berlin, CT 06037
                    (Name and address of agent for service)

   The Commission is requested to mail signed  copies of all orders, notices and communications to:


Jeffrey C. Miller, Esq.                        David R. McHale
Assistant General Counsel                      Vice President and Treasurer
Northeast Utilities Service Company            Northeast Utilities Service Company
107 Selden Street                              107 Selden Street
Berlin, CT 06037                               Berlin, CT 06037


                                     ITEM 1

                      DESCRIPTION OF PROPOSED TRANSACTIONS

                                  Introduction

1. Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("the Act"), The

Connecticut Light and Power Company ("CL&P"), Public Service Company of New

Hampshire ("PSNH"), Western Massachusetts Electric Company ("WMECO"),  and

North Atlantic Energy Corporation ("NAEC"), each an electric utility subsidiary of NU, NU Enterprises, Inc. ("NUEI"), a sub-holding company over certain of

NU's non-utility subsidiaries, Northeast Generation Company ("NGC"), Northeast

Generation Services Company ("NGS"), Select Energy, Inc. ("SE"), HEC Inc.

("HEC"), and Select Energy Portland Pipeline, Inc. ("SEPPI"), each a direct subsidiary of NUEI and an indirect non-utility subsidiary of NU, Reeds Ferry

Supply Co., Inc. ("Reeds"), Select Energy Contracting, Inc. ("SECI"), HEC

Energy Consulting Canada Inc. ("HEC Energy"), each a direct subsidiary of HEC and an indirect non-utility subsidiary of NU, Holyoke Water Power Company

("HWP"), an electric utility subsidiary of NU, and Holyoke Power and Electric

Company ("HP&E"), a direct subsidiary of HWP and an indirect electric utility subsidiary of NU (collectively, the "Applicants"), hereby submit this application/declaration (the "Application") pursuant to Sections 6(a), 7,

9(a), 10, and 12(c) of the Act and Rules 26(c)(3), 42, 43, 44 and 46(a)

thereunder with respect to (a) the payment of dividends to, and/or the repurchase of stock from, NU out of capital or unearned surplus by each of CL&P, PSNH, WMECO and NAEC, (b) the payment of dividends to, and/or the repurchase of stock from, NU out of capital or unearned surplus by HWP and NUEI,

the payment of dividends to, and/or the repurchase of stock from, NUEI out of capital or unearned surplus by each of NGC, NGS, SE, HEC, and SEPPI, the payment of dividends to, and/or the repurchase of stock from, HWP out of capital or unearned surplus by HP&E, and the payment of dividends to, and/or the repurchase of stock from, HEC out of capital or unearned surplus by Reeds, SECI and HEC

Energy (c) the payment of dividends and/or the repurchase of shares out of capital or unearned surplus by NU, (d) the issuance of additional shares by NU to the extent necessary to fulfill its obligations under one or more forward stock purchase contracts, and (e) the payment of dividends and/or the repurchase of stock out of capital or unearned surplus by CL&P in accordance with the provisions of CL&P's dividend covenant under its First Mortgage

Indenture and Deed of Trust dated May 1, 1921 to the Bankers Trust Company as trustee (the "Mortgage Indenture").  As described in greater detail herein,

the authorizations sought relate to the capital restructuring of the NU system in connection with electric utility deregulation in Connecticut,

Massachusetts and New Hampshire and the related required asset divestitures and issuance of rate reduction bonds related to stranded cost securitization transactions in such states.  The transactions described herein will permit

NU and its subsidiaries to use the proceeds of those divestitures and bond issuances, among other things, to adjust their debt-to-equity ratios and reduce their collective and individual capitalizations in order to keep the rates charged to their utility customers as low as possible, to provide those companies with financing flexibility, and to maintain the value of the investment in NU by its shareholders.

                                    Background

2. Connecticut, Massachusetts and New Hampshire, the states in which CL&P,

WMECO, PSNH and NAEC (collectively, the "Utilities") operate, have enacted or shortly will enact legislation deregulating the electric utility industry in such states to provide retail consumers with a choice of electricity providers.

Eventually, consumers in all of those states will be allowed to choose their energy providers, and energy prices will no longer be set by a state regulatory commission.  The transmission and distribution of electricity will continue to be provided by the local utilities at regulated rates.

     As vertically integrated utilities with both generation assets and transmission and distribution assets, CL&P, PSNH, WMECO and NAEC are or will be (in the case of PSNH and NAEC) required to restructure their companies to comply with state statutory provisions.  This restructuring includes, among other things, the divestiture of their generating assets.

This divestiture, combined with authorization for the issuance of rate reduction bonds as part of the restructuring process, will leave the

Utilities in a unique financial position in that they will experience a significant decrease in the amount of tangible assets that they own and receive a substantial influx of cash almost simultaneously.

                      Connecticut Restructuring Law and CL&P

3. On April 29, 1998, the Connecticut Governor signed into law a comprehensive restructuring bill entitled An Act Concerning Electric Restructuring (the

"Connecticut Act").  The Connecticut Act mandates retail access for up to thirty-five percent of customers located in distressed cities on and after

January 1, 2000, with full retail competition to be completed by July 1, 2000.

Further, during the time period from July 1, 1998 through December 31,1999,

rates may not exceed their levels on December 31, 1996.  Starting January 1,

2000, the Act requires CL&P to implement standard offer rates that are ten percent lower than the rates in effect on December 1, 1996.

     The Connecticut Act authorizes the Connecticut Department of Public

Utility Control ("DPUC") to permit electric public utilities to recover the full amount of their stranded costs through a competitive transition assessment, conditioned upon the divestiture of all non-nuclear generating assets at auction by January 1, 2000 and divestiture of all nuclear generating assets at auction by January 1, 2004.  Additionally, all electric public utilities are required to undertake steps to mitigate stranded costs.  The DPUC is responsible for determining the rate of recovery for each utility.

     The Connecticut Act allows for the issuance of rate reduction bonds to finance portions of a utility's stranded costs, as determined to be appropriate by the DPUC, through securitization transactions.  The savings generated through the use of rate reduction bonds ultimately results in a reduction of electric rates.  The Connecticut Act limits the use of securitization to non-nuclear generation-related regulatory assets and costs associated with the renegotiation of purchased-power contracts.  CL&P may not securitize any of its nuclear stranded costs.

     Pursuant to the Connecticut Act, CL&P has filed stranded cost estimates and unbundled rates with the DPUC.  On July 7, 1999, the DPUC issued a Final Decision on CL&P's stranded costs, ruling that CL&P can recover up to $3.5 billion in stranded costs.

                New Hampshire Restructuring Law and PSNH and NAEC

4. Effective May 21, 1996, the New Hampshire legislature enacted Chapter 374-F of the New Hampshire Revised Statutes (the "New Hampshire Act") mandating full retail electric choice by January 1, 1998, but allowing a six-month extension to July 1, 1998.  On February 28, 1997, the final version of the New Hampshire

Public Utilities Commission (the "PUC") plan was released pursuant to which electric utilities are required to divest generation facilities by January 1,

2000.  Concurrent with the release of the PUC plan, the PUC issued utility-specific orders regarding interim stranded cost charges that resulted in litigation between PSNH and the PUC.  That litigation was stayed as a result of a Memorandum of Understanding between New Hampshire and PSNH which was entered into on June 14, 1999.  A final settlement agreement was filed on

August 2, 1999 with state regulators.

     The settlement agreement provides that PSNH must reduce its rates by approximately eighteen percent from current levels on the effective date of the agreement, which is estimated to occur sometime in early 2000.  PSNH is seeking to recover almost $1.9 billion of its total estimated stranded costs, which would require that PSNH write off approximately $225 million,

after taxes, in existing stranded costs.  In addition, the settlement agreement authorizes the issuance of approximately $725 million in rate reduction bonds.  The final settlement agreement must be approved by the

PUC and by the New Hampshire Legislature.

                    Massachusetts Restructuring Law and WMECO

5. On November 25, 1997, the Massachusetts Governor signed into law a comprehensive restructuring bill entitled "An Act Relative to Restructuring the

Electric Utility Industry in the Commonwealth, Regulating the Provision of

Electricity and Other Services, and Promoting Enhanced Consumer Protections

Therein" (the "Massachusetts Act").  Pursuant to the Massachusetts Act, retail electric competition began on March 1, 1998.  WMECO was ordered to institute a mandatory ten percent reduction in approved rates commencing March 1, 1998.  An additional five percent discount is required on September 1, 1999. As a result of the rate reductions to date, WMECO's annual revenues have declined from $426 million in 1997 to $393 million in 1998.

     The Massachusetts Act authorizes the Massachusetts Department of

Telecommunications and Energy (the "DTE") to permit electric public utilities to recover stranded costs through a non-bypassable market transition charge, and the DTE is responsible for determining each utility's specific recovery, which recovery is conditioned upon aggressive mitigation by the recovering utility.  The DTE has not issued an order on

WMECO's pending filing regarding stranded cost recovery.  In addition, the

Massachusetts Act provides for securitization bonds to be issued to finance

a portion of a utility's stranded costs, as determined by the DTE.   WMECO

is seeking approval to securitize up to $500 million in stranded costs.

                   The Impact of Restructuring on the Utilities

6. Pursuant to the states' statutory restructuring requirements, the electric generating assets of CL&P, PSNH and WMECO will be sold, and PSNH will buy out its power purchase agreement with NAEC.  However, the applicable state deregulation laws mandate that any gains on the sale of the electric generating assets reduce stranded cost recovery, and accordingly the Utilities will recognize no earnings effect when those gains are realized.

     WMECO has already closed on its sale of approximately 290 MW of fossil and hydroelectric generating assets for a sale price approximately 3.8 times greater than the assets' 1997 book value.  The sales of these assets and future asset sales will be used to reduce WMECO's stranded costs.

WMECO has auctioned another 270 MW of pumped storage and conventional hydroelectric generating assets and hopes to receive final regulatory approval for the sale of those assets and close on the transaction near the end of 1999.  CL&P auctioned off its generating facilities, as required by the

Connecticut Act.  In February 1999, the DPUC announced the offering for sale of CL&P's fossil fuel and hydroelectric generating facilities, and

CL&P hopes to receive final regulatory approval for the sale of those assets and close on the transaction near the end of 1999.  PSNH and NAEC expect to sell their interests in non-nuclear generating assets once a settlement agreement with the State of New Hampshire has been approved, which is expected to occur in the latter part of 2000.  In addition, proceeds from the sale of the Utilities' nuclear generating assets will result in additional restructuring proceeds.

     In addition to the proceeds raised from these sales of generating assets, at least three of the Utilities, CL&P, PSNH and WMECO, will receive proceeds from the issuance of rate reduction bonds as part of the restructuring process.  Because of the accounting treatment required by the regulatory process, the receipt of proceeds from the rate reduction bonds will have no effect on the respective net incomes of the Utilities.

Accordingly, while the Utilities will experience a substantial influx of cash from these transactions, none of that cash will be treated as "income"

on their financial statements.

     When the aforementioned process is completed, CL&P presently expects to receive net proceeds of approximately $1.191 billion from the sales of non-nuclear generating assets and net proceeds of $1.489 billion from the issuance and sale of rate reduction bonds.  Thus, CL&P is presently expecting to receive approximately $2.680 billion of cash from these restructuring transactions.

     When the aforementioned process is completed, PSNH presently expects to receive net proceeds of approximately $360 million from the sales of non-nuclear generating assets and net proceeds of approximately

$725 million from the issuance and sale of rate reduction bonds.  Thus,

PSNH presently expects to receive approximately $1.085 billion of cash from these restructuring transactions.

     When the aforementioned process is completed, WMECO presently expects to receive net proceeds of approximately $233 million from the sales of non-nuclear generating assets and net proceeds of approximately

$303 million from the issuance and sale of rate reduction bonds.  Thus,

WMECO is presently expecting to receive approximately $536 million of cash from these restructuring transactions.

     NAEC presently expects to receive net proceeds from restructuring activities (primarily from PSNH's buy-out of its power contract with NAEC)

of approximately $646 million.  NAEC does not expect to receive proceeds from the issuance of rate reduction bonds.

     A table summarizing these transactions is included as Exhibit I to this Application.

                           The Results of Restructuring

7. As described above, CL&P, PSNH, WMECO and NAEC, after completing their restructuring transactions, will become much smaller companies, requiring much less capitalization.  Further, the proceeds from the securitization of the

Utilities' stranded costs are required to be used to reduce customer costs by reducing capitalization and, hence their capital revenue requirements.  In order to achieve these cost savings, CL&P, PSNH, WMECO and NAEC must reduce their common equity capitalizations to reflect the fact that they are smaller corporate entities.  The above-described proceeds of restructuring transactions are expected to provide the Utilities with the funds to achieve this capitalization reduction.

     The Utilities plan to apply the net proceeds of their restructuring transactions, among other things, to retire outstanding debt and preferred stock, to buy down existing power purchase agreements with independent power producers (except NAEC, which has no such agreements) and to reduce their capitalizations.  CL&P presently expects to use approximately

$310 million to reduce its common equity capitalization; WMECO presently expects to use approximately $145 million to reduce its common equity capitalization; PSNH presently expects to use approximately $297 million to reduce its common equity capitalization; and NAEC presently expects to use approximately $164 million to reduce its common equity capitalization.

(Individually, "CL&P Returned Equity", "WMECO Returned Equity", "PSNH

Returned Equity" and "NAEC Returned Equity" respectively).

     The buy-down of power purchase contracts and the retirement of debt and preferred stock can be accomplished without Commission approval.  In order to effectively reduce their capitalizations, CL&P, PSNH, WMECO and

NAEC seek Commission authorization to use all or a portion of, respectively,

the CL&P Returned Equity, the PNSH Returned Equity, the WMECO Returned

Equity and the NAEC Returned Equity either (i) to pay dividends to NU, (ii)

to buy back a portion of their outstanding common stock owned by NU or (iii)

to effect common equity capital reductions through a combination of dividends and stock repurchases.  Since, as described earlier, the receipt of restructuring proceeds does not result in net income giving rise to earned surplus to the Utilities, the Act and the regulations thereunder require Commission approval for the use of such proceeds for the payment of dividends or the repurchase of stock, in the full amount required to decapitalize the Utilities.  In addition, Commission approval is required for the repurchase by the Utilities of their stock from NU, an affiliate of the Utilities, and these approvals are sought in this Application.

     The Commission has previously approved the payment of dividends out of capital or unearned surplus by a utility subsidiary of a registered holding company when the payment would not impair the subsidiary's ability to meet its obligations and the subsidiary's assets would be sufficient to meet any anticipated expenses or liabilities.  See, e.g., AEP Generating Co., H.C.A.

Rel. No. 26754 (August 12, 1997).  As described above, CL&P, PSNH, WMECO and NAEC would not face adverse financial consequences as a result of the payment to NU.  Rather, CL&P, PSNH, WMECO and NAEC are reacting to a unique situation, restructuring, and its related financial impacts, which has created a large influx of cash not treatable as earned surplus.  Payment of the dividends would not impair the financial integrity of CL&P, PSNH, WMECO or NAEC because, after the payment of such dividends, each Utility would still have adequate cash to operate its substantially smaller business.  The authorization being sought by the Utilities is similar to that sought by

Connectiv Inc. and its utilities in its application/declaration on Form U-1 in File No. 70-9499 (May 19, 1999).  Similarly, the Commission

has recently approved the use of proceeds from the sale of generating assets to repurchase the selling entity's stock from its parent registered holding company in order to keep its capital structure balanced, in the same manner as the Utilities propose to do here.  New England Elec. System,

H.C.A. Rel. No. 26918 (Sept. 25, 1998).  That approval would seem to be apt precedent for the stock repurchases proposed here.

     Payments of Dividends or a Stock Repurchase by Competitive Subsidiaries

8. NU's other direct or indirect competitive subsidiaries, NUEI, NGC, NGS, SE,

HEC, Reeds, SECI, HEC Energy, and SEPPI, and HWP and HP&E, which are being addressed with the competitive subsidiaries for the purposes of this

Application<F1>, (collectively, the "Competitive Subsidiaries") request approval for: (i) the payment of dividends to, and/or the repurchase of stock from, NU by

HWP and NUEI; (ii) the payment of dividends to, and/or the repurchase of stock from, NUEI by NGC, NGS, SE, HEC and SEPPI; (iii) the payment of dividends to,

and/or the repurchase of stock from, HWP by HP&E; and (iv) the payment of dividends to, and/or the repurchase of stock from, HEC by Reeds, SECI and HEC

Energy; in each case out of capital or unearned surplus.  The Competitive

Subsidiaries anticipate that they may have unrestricted cash available from time to time for distribution in excess of their current or retained earnings.  To best arrange and deploy the NU system's equity capital, the Competitive

Subsidiaries  propose to use some of this unrestricted cash for the payment of dividends to NU, HWP, HEC and NUEI or to effect a stock repurchase from NU, HWP,

HEC and NUEI, the proceeds of which NU ultimately would use to reduce its capitalization, as described below, or for other corporate purposes.

Fundamentally, the question of how much capital NU should have invested at any one time in its Competitive Subsidiaries will be dictated by competitive and commercial needs not fully foreseeable at this time.  NU needs the flexibility to adjust its level of equity investment at any time in these companies as such circumstances dictate.

[FN]
<F1>HWP and HP&E, although utilities, are included with the other competitive subsidiaries as they function in a competitive environment in the City of Holyoke, Massachusetts.

     The Commission has permitted competitive subsidiaries of registered holding companies to pay dividends out of capital or unearned surplus when that payment will not adversely affect the financial integrity of the holding company system or jeopardize the working capital of the operating subsidiaries, American Electric Power Co., H.C.A. Rel. No. 26760 (Sept. 18,

1997), or when not permitting such a payment would cause cash to be trapped at the competitive subsidiaries when there is no need for it.  The Southern

Co., H.C.A. Rel. No. 26543 (July 17, 1996).  See also Northeast Utilities,

H.C.A. Rel. No. 26810 (December 30, 1997).  Here, the payment of dividends by the Competitive Subsidiaries directly or indirectly to NU or the repurchase of stock by the Competitive Subsidiaries is part of the NU system's overall plan to maintain its level of investment in each subsidiary as will most benefit its shareholders and ratepayers, and so having such flexibility will improve, rather than harm, the financial integrity of the NU system and its operating companies.

Moreover, the cash to be used to pay the dividends or to repurchase stock may not be needed to achieve their corporate goals, so there is no need to leave that cash with the Competitive Subsidiaries.  Accordingly, the payment of dividends or the repurchase of stock by the Competitive Subsidiaries out of capital or unearned surplus should be approved.

               Payment of Dividends and Repurchase of Shares by NU

9. NU plans to utilize a portion of the funds received from the Utilities and the Competitive Subsidiaries in the transactions described above to reduce its capital through the repurchase of its common shares and/or the payment of dividends to its shareholders, and NU seeks Commission approval, to the extent required, for such share repurchases or dividends.  The total amount of proceeds to be used for such dividends and share repurchases is presently estimated at up to approximately $500 million, NU will use the remainder of the amounts it receives from the Utilities and the Competitive Subsidiaries in the above-described transactions for investments in other activities and other corporate purposes, including providing equity investments in other NU subsidiaries.  NU will be required to provide approximately

$435 million of equity capital to NGC to fund part of NGC's purchase of CL&P's and WMECO's hydroelectric generation assets.  NU also proposes to utilize a portion of such proceeds to provide funds for the acquisition of Yankee Energy System, Inc.  Such uses by NU of the restructuring proceeds from its subsidiaries are not the subject of this

Application, and these transactions are or will be in the near future the subject of separate applications filed with the Commission.

     As described above, the payment by NU of a dividend and/or the repurchase of NU's shares out of NU's capital or unearned surplus is required to effect the reduction in capitalization necessary to reflect the impact on the NU system of electric utility restructuring in the states in which the Utilities operate, in a manner that is similar to the situation currently being considered by the Commission with respect to Conectiv Inc.

See Conectiv Application/Declaration in  File No. 70-9499 (May 19, 1999).  See

also Niagara Mohawk Holdings, Inc., H.C.A. Rel. No. 26986 (March 4, 1999).  As

was discussed with respect to the payment of dividends and/or stock repurchases by the Utilities and the Competitive Subsidiaries, the reduction in the capitalization of NU benefits the companies in the NU system by providing financing flexibility, it benefits the Utilities' customers by permitting rates to be reduced, and it benefits NU's shareholders by allowing the optimum allocation of capital between NU's regulated and unregulated businesses.

              Approval of the Issuance of Additional Shares by NU
                    to Settle One or More Forward Contracts

10. In order to begin the process of reducing its capitalization, NU anticipates entering into one or more forward stock purchase contracts

(collectively, the "Forwards") with a third party to repurchase shares on

NU's behalf.  In addition, NU may also enter into a Forward to economically reacquire shares necessary to fund the share portion of its proposed merger with Yankee Energy System, Inc. (see File No. 70-09535).  The basic rationale for this transaction is NU's perception that its shares are relatively undervalued in the market and will rise in price in the future.  Since NU does not yet have sufficient proceeds from the various restructuring transactions described above, Forwards provide NU with a viable method of obtaining its own shares at anti-dilutive prices and with no balance sheet impact during the carrying period.  NU's Board of Trustees has authorized the reacquisition of up to 25 million shares in the next few years.


     In a typical Forward transaction, a broker acting for NU will acquire a negotiated number of shares at market prices, hold them until a negotiated deadline, and then deliver them at the acquisition price (determined by one of a number of possible methods) to NU.  NU will pay a carrying charge plus a fee to compensate the broker, and will collateralize the broker should the aggregate market price of the carried shares fall below a negotiated percentage of the original aggregate cost.  Ultimately, and critical to the broker's own financial standing, the broker retains the right to sell out the position and charge the difference to NU should the market fall off be substantial.  Under present accounting rules, the transaction will be accounted for as an equity commitment and not as an obligation of indebtedness.

In order to settle a negative forward in shares, NU must have the lawful right to issue such shares, which is the purpose of this portion of the

Application.

     Since NU cannot enter into any Forward until it can settle a negative

Forward in shares, it is vital that NU be granted permission to issue such settlement shares as soon as possible.  NU estimates that it will need the ability to issue up to 8.5 million shares to compensate for the possibility of negative Forward settlements and accordingly requests permission to issue such shares in one or more transactions through the period ending December 31,

2001, which is the last date it could envision receiving the remainder of the restructuring proceeds referred to herein.

          Approval of the Payment of Additional Amounts under the CL&P
              Mortgage Indenture restriction, dated May 1, 1921.

11. In addition to the other transactions described herein, the Applicants request that the Commission exercise its reserved power as provided in the dividend covenant in CL&P's Mortgage Indenture relating to CL&P's first mortgage bonds, so as to permit CL&P to effect dividend payments, the repurchase of its shares or any combination thereof, notwithstanding the fact that the CL&P Returned Equity does not represent net earnings giving rise to earned surplus.  The full text of the dividend covenant, Section 6.13 of the

Mortgage Indenture, is attached hereto as Exhibit J.  CL&P has an additional issue of first mortgage bonds, its Series TT Bonds, with a comparable covenant,

but such bonds will be retired with the proceeds of CL&P's asset sales in the fourth quarter of 1999 and prior to any such upstream payment to NU.

     The dividend covenant provides, among other things, that cash dividends may not be paid on the capital stock of CL&P, or distributions made, or capital stock purchased by CL&P, in an aggregate amount which exceeds CL&P's earned surplus after December 31, 1966, plus the earned surplus of CL&P accumulated prior to January 1, 1967 in an amount not exceeding $13,500,000, plus such additional amount as may be authorized or approved by the Commission under the Act.  CL&P hereby is requesting that the

Commission approve such an additional amount to enable the payment of dividends and/or the repurchase of stock, as described above.  The

Commission has previously approved the payment of additional amounts under similar dividend restrictions upon a finding that approval was in the public interest.  See, e.g., AEP Generating Co., H.C.A. Rel. No. 24989

(Nov. 21, 1989); Southern Elec. Gen. Co., H.C.A. Rel. No. 14417 (April 25,

1961).  The requested dividend payments and/or repurchase of CL&P stock from restructuring proceeds are in the public interest as it will not impair

CL&P's ability to meet its obligations and it will result in the benefits to the NU System, the NU shareholders and the Utilities' customers described above.  Thus, such payments will not negatively affect the interests sought to be protected under the dividend restriction and CL&P's request should be approved.

                           Summary of Requested Action

12. The Applicants request that the Commission issue an order authorizing:  (a)

the payment of dividends to, and/or the repurchase of stock from, NU out of capital or unearned surplus by each of the Utilities; (b) (i) the payment of dividends to, and/or the repurchase of stock from, NU out of capital or unearned surplus by HWP and NUEI, (ii)the payment of dividends to, and/or the repurchase of stock from, NUEI out of capital or unearned surplus by each of

NGC, NGS, SE, HEC and SEPPI, (iii) the payment of dividends to, and/or the repurchase of stock from, HWP out of capital or unearned surplus by HP&E, and

(iv) the payment of dividends to, and/or the repurchase of stock from, HEC out of capital or unearned surplus by Reeds, SECI and HEC Energy, (c) the payment of dividends to, and/or the repurchase of shares from, its shareholders out of capital or unearned surplus by NU; (d) the issuance of additional shares by NU to the extent necessary to fulfill its obligations under the Forwards; and (e)

the payment of dividends and/or the repurchase of stock out of capital or unearned surplus by CL&P to NU under its Mortgage Indenture dividend covenant.

                          Statement Pursuant to Rule 54

13. Except in accordance with the Act, none of the Applicants (a) have acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b)

now is or as a consequence of the transactions proposed herein will become a party to, or has as a consequence of the transactions proposed herein will have a right under, a service, sales or construction contract with an EWG or a FUCO.  None of the proceeds form the transactions proposed herein will be used by the Applicants to acquire any securities of, or any interest in, an EWG or a FUCO.<F2>

[FN]
<F2>Please see the application/declaration filed with the Commission by NU, NGS and SE on August 26, 1999 concerning the anticipated investments in EWGs by NU.

     The Applicants are in compliance with Rule 53(a), (b) and (c), as demonstrated by the following determinations:

(i)   NU's aggregate investment in EWGs and FUCOs (i.e., amounts invested in or committed to be invested in EWGs and FUCOs for which there is no recourse to the NU) does not exceed 50% of NU and its subsidiaries'

      consolidated retained earnings as reported for the four most recent quarterly periods on NU's Form 10-K and 10-Qs.  At June 30 1999, the ratio of such investment ($6 million) to such consolidated retained earnings ($579 million) was 1 percent.

(ii)  Ave Fenix (NU's only EWG or FUCO at this time) maintains books and records, and prepares financial statements in accordance with Rule

      53(a)(2).  Furthermore, NU has undertaken to provide the Commission with access to such books and records and financial statements, as it may request.

(iii) No employees of the Applicants have rendered services to the EWG/FUCO.

(iv)  NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over all the rates of NU's public utility subsidiaries.

(v)   None of the Applicants have been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding.  In addition, although NU's average consolidated retained earnings ("CREs") for the four most recent quarterly periods have decreased by 10% or more from the average for the previous four quarterly periods (at June 30, 1998, NU's CREs were $698 million; at

      June 30, 1999 NU's CREs were $579 million), NU's aggregate investment in EWGs/FUCOs at such date ($6 million) did not exceed two percent of

      NU's consolidated capital invested in utility operations ($5,950 million).

(vi)  In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs, unless such losses did not exceed 5 percent of NU's consolidated retained earnings.

                                     ITEM 2

                         FEES, COMMISSIONS AND EXPENSES

14. The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Applicants are not expected to exceed $150,000 and are expected to be comprised primarily of fees for ordinary legal, accounting and investment banking services.  None of such fees, commissions or expenses will be paid to any associate company or affiliate of the Applicants except for payments to

Northeast Utilities Service Company for financial and other services.

                                     ITEM 3

                        APPLICABLE STATUTORY PROVISIONS

15. Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 26(c)(3), 42, 43,

44 and 46(a) thereunder are or may be applicable to the proposed transactions.

To the extent any other sections of the Act or Rules thereunder may be applicable to the proposed transaction, the Applicants request appropriate orders thereunder.

                                     ITEM 4

                              REGULATORY APPROVALS

16. No state or Federal regulatory approval, other than the approval of the

Commission pursuant to this Application, is required to consummate the transactions described herein, except that NU will be required to register any shares issuable under the terms of a Forward to compensate for a funding deficiency if a Forward terminates under the provisions of the Securities

Act of 1933, as amended.

                                     ITEM 5

                                   PROCEDURE

17. The Applicants respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise.  It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date, but in any event no later than November 1, 1999.  Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public

Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and on the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

                                     ITEM 6

                       EXHIBITS AND FINANCIAL STATEMENTS

   (asterisked (*) items are to be provided by amendment to this Application)

18. (a) Exhibits

        *F.  Opinion of Counsel

        *G.  Financial Data Schedules

         H.  Proposed Form of Notice

         I. Chart Depicting Utilities' Proceeds from Restructuring Transactions and Uses Thereof

         J.  CL&P Mortgage Indenture Dividend Covenant

   *(b) Financial Statements

1  Northeast Utilities and Subsidiaries (consolidated)

   1.1  Balance Sheet, per books and pro forma, as of June 30, 1999.

   1.2 Statement of Income, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.

2  Northeast Utilities (parent company only).

   2.1  Balance Sheet, per books and pro forma, as of June 30, 1999.

   2.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.

3  The Connecticut Light and Power Company

   3.1  Balance Sheet, per books and pro forma, as of June 30, 1999.

   3.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.

4  Public Service Company of New Hampshire

   4.1  Balance Sheet, per books and pro forma, as of June 30, 1999.

   4.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.

5  Western Massachusetts Electric Company

   5.1  Balance Sheet, per books and pro forma, as of June 30, 1999.

   5.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.

6  North Atlantic Energy Corporation

   6.1  Balance Sheet, per books and pro forma, as of June 30, 1999.

   6.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended June 30, 1999 and capital structure, per books and pro forma, as of June 30, 1999.



                                     ITEM 7

                    INFORMATION AS TO ENVIRONMENTAL EFFECTS

19.(a) The financial transactions described herein do not involve a major

Federal action significantly affecting the quality of the human environment.

   (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of

1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.




                                        NORTHEAST UTILITIES
                                        PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
                                        WESTERN MASSACHUSETTS ELECTRIC COMPANY
                                        NORTH ATLANTIC ENERGY CORPORATION
                                        NU ENTERPRISES, INC.
                                        NORTHEAST GENERATION COMPANY
                                        SELECT ENERGY, INC.
                                        HOLYOKE WATER POWER COMPANY
                                        HOLYOKE POWER AND ELECTRIC COMPANY
                                        SELECT ENERGY PORTLAND PIPELINE, INC.

                                        By: s/s David R. McHale
                                            ---------------------------
                                            Vice President and Treasurer


                                        HEC INC.
                                        REEDS FERRY SUPPLY CO, INC.
                                        SELECT ENERGY CONTRACTING, INC.
                                        HEC ENERGY CONSULTING CANADA, INC.

                                        By: s/s David R. McHale
                                            ---------------------------
                                            Assistant Treasurer


** 1 THE CONNECTICUT LIGHT AND POWER COMPANY

                                        By: s/s Randy A. Shoop
                                            ---------------------------
                                            Treasurer

** 2 Date: August 26, 1999